UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Telkonet,Inc.

(Name of Issuer)

Common Stock par value $0.001

(Title of Class of Securities)

879604106

(CUSIP Number)

Piercarlo Gramaglia

VDA Group S.p.A.

Viale Lino Zanussi, 3, 33170

Pordenone PN, Italy

+39 0434 516111

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879604106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VDA Group, S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 162,900,947*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 162,900,947*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,900,947*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 879604106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VDA Holding S.A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 162,900,947*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 162,900,947*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,900,947*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14.	TYPE OF REPORTING PERSON (see instructions) CO & HC

CUSIP No. 879604106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meti Holding Sarl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 162,900,947*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 162,900,947*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,900,947*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14.	TYPE OF REPORTING PERSON (see instructions) CO & HC

CUSIP No. 879604106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flavio De Paulis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy & Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 162,900,947*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 162,900,947*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,900,947*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14.	TYPE OF REPORTING PERSON (see instructions) HC and IN

* The 162,900,947 shares of Common Stock reported herein are or may be deemed beneficially owned by the Reporting Persons as determined in accordance with Rule 13d-3. While voting and dispositive power is shared amongst the Reporting Persons, these powers are not shared with other persons.

** Based upon 299,212,282 Shares outstanding as of March 29, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2022 (the “Proxy Statement”), all determined in accordance with Rule 13d-3.

SCHEDULE 13D

(Amendment No. 2)

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D originally filed on August 16, 2021 (the “Schedule 13D”), and amended by Amendment No. 1 filed on January 19, 2022, by (i) VDA Group S.p.A. an Italian joint stock company (“VDA Group”), with respect to shares of common stock, par value $0.001 (the “Shares”), of Telkonet, Inc., a Utah corporation (the “Issuer”), beneficially owned by it; (ii) VDA Holding S.A., a Luxembourg limited liability company (“VDA Holding”), with respect to Shares that may be deemed beneficially owned by it; (iii) Meti Holding Sarl a Luxembourg private limited liability company (the “Meti Holding”) with respect to Shares that may be deemed beneficially owned by it; and (iv) Flavio De Paulis with respect to Shares that may be deemed beneficially owned by him (“F. De Paulis”, and together with VDA Group, VDA Holding and Meti Holding, each a “Reporting Person” and collectively the “Reporting Persons”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, as amended, is hereby amended and restated in its entirety as follows:

The total amount of funds required by VDA Group to consummate the transactions contemplated by that certain Stock Purchase Agreement, dated August 6, 2021, (the “SPA”), previously disclosed in the Schedule 13D, by and between VDA Group and the Issuer, as amended by Amendment No. 1 to the Stock Purchase Agreement, dated September 20, 2021, by and between VDA Group and the Issuer (the “SPA Amendment” and together with the SPA, the “Stock Purchase Agreement”), as more fully detailed in Item 4 below was $5,000,000. On August 6, 2021, VDA Holding, the parent of VDA Group, executed a Funding Letter (the “Funding Letter”) pursuant to which VDA Holding agreed to provide to VDA Group $5,000,000 to satisfy VDA Group’s payment obligations under the Stock Purchase Agreement.

On January 6, 2022 (“Original Loan Effective Date”), VDA Group and VDA Holding entered into a Convertible Loan Agreement (the “Original Loan Agreement”) with Nomadix Holdings LLC, a Delaware limited liability company (“Nomadix” and together with VDA Group and VDA Holding, the “Loan Parties”) pursuant to which Nomadix loaned to VDA Holding US $5,000,000.00 (the “Original Loan Amount”). The Original Loan Amount was used to fund VDA Holding’s obligations under the Funding Letter, which was in turn used to fund VDA Group’s purchase of the Telkonet Shares and Warrant (as such terms are defined in Item 4 below). The loan was to mature six months after the Original Loan Effective Date, with a $500,000 premium, but the parties concurrently signed a non-binding Term Sheet (the “Term Sheet”), whereby the Original Loan Amount would be refinanced into a longer term facility, and in this circumstance, the premium would be inapplicable and interest would be determined under the long term facility described below.

In connection with the Original Loan Agreement, the two shareholders of VDA Holding pledged all the outstanding shares of VDA Holding, and VDA Holding, the sole shareholder of VDA Group pledged all the shares held by it in VDA Group, in each case to secure VDA Holding’s obligations under the Original Loan Agreement (the “Original Pledge Agreements” and, together with the Original Loan Agreement and the Term Sheet, the “Original Loan Transaction Documents”). VDA Holding also agreed to certain subordination provisions with existing creditors. The Original Loan Amount was also convertible, into shares of VDA Holding if not timely repaid, which shares, if issued, would constitute a minority shareholding in VDA Holding.

On May 16, 2022 (the “Investor Senior Loan Effective Date”), VDA Group, VDA Holding and Nomadix entered into an Investor Senior Loan Agreement (the “Investor Senior Loan Agreement”) pursuant to which Nomadix loaned to VDA Holding the aggregate amount of US $6,500,000.00 (the "Investor Senior Loan"), comprised by the sum of (A) the Original Loan Amount under the Original Loan Agreement, and (B) an additional US $1,500,000.00. The Investor Senior Loan supersedes the Original Loan Agreement and any Original Loan Amount under the Original Loan Agreement that remained outstanding on the Investor Senior Loan Effective Date is subject to the terms and provisions of the Investor Senior Loan. The Investor Senior Loan has a term of 42 months and the interest rate is 6% per annum, payable quarterly. The Investor Senior Loan has certain rights of conversion into a minority shareholding in VDA Holding. During the period from (i) the date which falls eleven (11) calendar months from the Investor Senior Loan Effective Date to (ii) the date which falls thirty-one (31) calendar months from the Investor Senior Loan Effective Date, Nomadix may, at its sole discretion and upon 30 days’ written notice to VDA Holding, elect to convert the outstanding Investor Senior Loan amount by requiring VDA Holding to terminate the Investor Senior Loan in exchange for issuance of 159,480 additional shares with a nominal value of one euro (EUR 1) each of VDA Holding allowing Nomadix to be holder of a fully diluted 38.30% of the share capital of VDA Holding.

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In connection with the Investor Senior Loan Agreement, (A) the two shareholders of VDA Holding pledged all the outstanding shares of VDA Holding, (B) VDA Holding, the sole shareholder of VDA Group, pledged all the shares held by it in VDA Group, and (C) VDA Group undertook to pledge its shares in the Issuer effective November 23, 2022 or, if earlier, the earliest date permitted under the VDA Leak-Out Agreement (as defined in Item 4 below), in each case to secure VDA Holding’s obligations under the Investor Senior Loan Agreement (the “Investor Senior Loan Pledge Agreements”). The Investor Senior Loan Pledge Agreements supersede the Original Pledge Agreements. VDA Holding also agreed to certain subordination provisions with existing creditors (the “Subordination Agreement” and, together with the Investor Senior Loan Agreement and the Investor Senior Loan Pledge Agreements, the “Investor Senior Loan Transaction Documents”).

The foregoing descriptions of the Funding Letter, each of the Original Loan Transaction Documents and each of the Investor Senior Loan Transaction Documents set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the copies of the Funding Letter, the Original Loan Transaction Documents and the Investor Senior Loan Transaction Documents included as Exhibits 99.4 through 99.8 and 99.10 through 99.14.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D, as amended, is hereby amended as follows:

The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

As previously reported on the Schedule 13D, as amended, the Issuer and VDA Group entered into the Stock Purchase Agreement and the Closing of the Stock Purchase Agreement occurred on January 7, 2022 (the “Closing”). Pursuant to the terms and conditions of the Stock Purchase Agreement, VDA Group acquired, in consideration of a capital contribution to the Issuer of $5,000,000, (A) 162,900,947 Shares of the Issuer (the “Telkonet Shares”), and (B) a warrant (“Warrant”) to purchase 105,380,666 additional Shares (the “Warrant Shares”). Under the terms of the Warrant, VDA Group is entitled to purchase the Warrant Shares, at an exercise price of $.001 per share, at any time beginning on the date the Issuer achieves a volume weighted average price of the aggregate outstanding Shares of at least $17,000,000, measured for a period of time consisting of sixty (60) consecutive trading days and ending five years after the date of issuance of the Warrant; provided, however, that the Warrant may not be exercised for the first 12 months from the Closing. The 162,900,947 Shares reported herein represent 54.4% of the Issuer’s Shares based upon 299,212,282 Shares outstanding as of March 29, 2022, as reported in the Issuer’s Proxy Statement, all determined in accordance with Rule 13d-3. If the Warrant were exercised, the Reporting Persons would own beneficially 66.31% of the Issuer’s Shares, as determined in accordance with Rule 13d-3. Because of certain conditions associated with the exercisability of the Warrant, the Reporting Persons do not believe the Warrant Shares are beneficially owned as of this filing.

The fourth paragraph of Item 4 is hereby amended to add the following to the end of the paragraph:

Mr. Tienor resigned from his position as Chief Sales & Operation Officer of the Issuer effective March 31, 2022.

The eighth paragraph of Item 4 is hereby amended and restated in its entirety as follows:

In connection with the Investor Senior Loan described in Item 3, VDA Holding agreed to use best efforts, in each case subject to the Stock Purchase Agreement and United States laws, to enable Nomadix to appoint one member of the Issuer’s board, to have certain rights to provide equity and debt financings undertaken by the Issuer, and to facilitate certain commercial cooperation amongst VDA Group, Nomadix and the Issuer. Also in connection with the Investor Senior Loan, VDA Holding agreed to appoint a Nomadix representative to VDA Holding’s board. Affiliates of Nomadix operate in the hospitality industry in a similar space with VDA and the Issuer.

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Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D, as amended, is hereby amended as follows:

Paragraph (a) is hereby amended and restated in its entirety as follows:

(a)	The aggregate number and percentage of Shares beneficially or directly owned by the Reporting Persons is based upon a total of 299,212,282 Shares outstanding as of March 29, 2022, as reported in the Issuer’s Proxy Statement. The Reporting Persons beneficially own 162,900,947 Shares, representing approximately 54.4% of the issued and outstanding Shares, all determined in accordance with Rule 13d-3. If the Warrant were exercised, the Reporting Persons would own beneficially 66.31% of the Issuer’s Shares, as determined in accordance with Rule 13d-3. Because of certain conditions associated with the exercisability of the Warrant, the Reporting Persons do not believe the Warrant Shares are beneficially owned as of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D, as amended, is hereby amended as follows:

The second paragraph of Item 6 is hereby amended and restated in its entirety as follows:

The foregoing descriptions of the Funding Letter, each of the Original Loan Transaction Documents and each of the Investor Senior Loan Transaction Documents in Item 3 do not purport to be complete and are qualified in their entirety by reference to the copy of the Funding Letter, the Original Loan Transaction Documents and the Investor Senior Loan Transaction Documents included as Exhibits 99.4 through 99.8 and 99.10 through 99.14.

Item 7.	Materials to Be Filed as Exhibits

Item 7 is amended by adding the following paragraphs to the end of the item:

Exhibit 99.10 – Investor Senior Loan Agreement by and between Nomadix Holdings LLC, VDA Holding S.A. and VDA Group S.p.A., dated May 16, 2022.

Exhibit 99.11 – Pledge Over Shares Agreement between Meti Holdings, Sarl, Mr. Arturo Iossa Fasano and Nomadix Holdings LLC, dated May 16, 2022.

Exhibit 99.12 – Pledge Agreement between Nomadix Holdings LLC and VDA Holding S.A., dated May 16, 2022.

Exhibit 99.13 – Stock Pledge Agreement by and among VDA Group S.p.A and Nomadix Holdings LLC, dated May 16, 2022.

Exhibit 99.14 – Subordination Agreement by and between Meti Holdings Sarl., Distress to Value S.A. Societe de Titrisation, Multimedia SRL, VDA Holding S.A. and Nomadix Holdings LLC, dated May 16, 2022.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VDA Group S.p.A.

/s/ Piercarlo Gramaglia
Name: Piercarlo Gramaglia
Title: Chief Executive Officer
Date: July 14, 2022

VDA Holding S.A.

/s/ Giorgio Bianchi /s/ Tiffany Halsdorf
Name: Giorgio Bianchi & Tiffany Halsdorf
Title: Directors
Date: July 14, 2022

Meti Holding Sarl

/s/ Giorgio Bianchi & /s/ Tiffany Halsdorf
Name: Giorgio Bianchi & Tiffany Halsdorf
Title: Directors
Date: July 14, 2022

/s/ Flavio De Paulis
Name: Flavio De Paulis
Date: July 14, 2022

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